UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.  )

Under the Securities Exchange Act of 1934

Calpine Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

131347304

(CUSIP Number)

David Maryles

Managing Director, Legal & Compliance

BlackRock, Inc.

55 East 52nd Street

New York, NY 10055

(212) 810-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 131347304	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlackRock, Inc. (TIN: 32-0174431)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO – Funds of investment advisory clients.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,181,952 (*)
	8.	SHARED VOTING POWER 0 (*)
	9.	SOLE DISPOSITIVE POWER 15,776,301 (*)
	10.	SHARED DISPOSITIVE POWER 0 (*)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,776,301 (*)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒ See Item 5 herein.
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% (*)(**)
14.	TYPE OF REPORTING PERSON (see instructions) HC

*	See Item 5 herein. All beneficial ownership information is as of August 22, 2017.

**	See Item 5 herein. Based on the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2017, there were 360,670,156 shares of Common Stock issued and outstanding as of July 24, 2017.

CUSIP No. 131347304	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule”) relates to the common stock, par value $0.001 per share (“Common Stock”), of Calpine Corporation, a Delaware corporation (the “Issuer”).

The principal executive offices of the Issuer are located at 717 Texas Avenue, Suite 1000, Houston, TX 77002.

Item 2. Identity and Background.

This Schedule is being filed by BlackRock, Inc. (“BlackRock”). BlackRock is a Delaware corporation that, through its subsidiaries, provides diversified investment management directly and indirectly through various investment products to institutions, intermediaries and individual investors. Investment management services primarily consist of the management of equity, fixed income, multi-asset class, alternative investment and cash management products. BlackRock, through its subsidiaries, offers its investment products in a variety of accounts, including open-end and closed-end mutual funds, iShares® exchange-traded funds, collective investment trusts and separate accounts. In addition, BlackRock, through its subsidiaries, provides market risk management, financial markets advisory and enterprise investment system services to a broad base of clients. Financial markets advisory services include valuation services relating to illiquid securities, dispositions and workout assignments (including long-term portfolio liquidation assignments), risk management and strategic planning and execution. The principal office and business address of BlackRock is 55 East 52nd Street, New York, NY 10055.

BlackRock did not acquire any beneficial ownership of Common Stock with the purpose or effect of changing or influencing the control of the Issuer or as a participant in any transaction having such purpose or effect, or in connection with any plan or proposal that would be subject to disclosure under Item 4 of Schedule 13D with respect to the Issuer. BlackRock subsidiaries, as the investment advisers to certain client accounts, hold Common Stock in their ordinary course of business, not with the purpose or effect of changing or influencing the control of the Issuer or as a participant in any transaction having such purpose or effect, and not in connection with any plan or proposal that would be subject to disclosure under Item 4 of Schedule 13D with respect to the Issuer. Therefore, BlackRock does not believe that it is required to file a Schedule 13D pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), however, BlackRock is voluntarily filing this Schedule because certain of its other affiliates entered into the transactions described in Item 4 below.

Current information concerning the identity and background of each executive officer and director of BlackRock is set forth on Annex A (collectively, the “Covered Persons”), attached hereto and incorporated herein by reference.

(d) and (e)

During the last five years, none of BlackRock or, to the best of its knowledge, any of the Covered Persons has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Annex B, attached hereto, has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Neither the present filing nor anything contained herein shall be construed as an admission that BlackRock constitutes a “person” for any purposes other than Section 13(d) of the Exchange Act.

Item 3. Source and Amount of Funds or Other Consideration.

As of August 22, 2017, BlackRock, in its role as the ultimate parent of investment advisers to certain client accounts, held beneficial ownership of 15,776,301 shares of Common Stock acquired prior to such date for an aggregate purchase price of $1,213,029,053.64. Such acquisitions were made for investment purposes with available funds of the applicable client accounts in the ordinary course of business of BlackRock’s investment adviser subsidiaries.

Item 4. Purpose of Transaction.

All of the shares of Common Stock of the Issuer were acquired for investment purposes by funds and accounts for which certain of BlackRock’s subsidiaries act as investment advisers.

On August 17, 2017, Volt Parent GP, LLC, an affiliate of ECP (“Volt Parent GP”), as general partner of Volt Parent, LP (“Volt Parent”), entered into the Amended and Restated Limited Partnership Agreement of Volt Parent, LP (the “Limited Partnership Agreement”) with certain funds managed by subsidiaries of BlackRock and certain other limited partners (together, the “Limited Partners”). The Limited Partnership Agreement provides, among other things, that the principal purpose and business objective of Volt Parent is to invest in the Issuer and that Volt Parent GP shall be empowered to use the capital commitments from the Limited Partners in furtherance of such purpose. As a result of certain provisions of the Limited Partnership Agreement, BlackRock may be deemed to have formed a “group,” as such term is used in Regulation 13D under the Exchange Act with ECP. BlackRock disclaims any membership or participation in a “group” with ECP and/or its affiliates and further disclaims beneficial ownership of any shares of Common Stock beneficially owned by ECP and/or its affiliates, including 17,500,000 shares of Common Stock believed to be beneficially owned by ECP and/or its affiliates on the date hereof.

The parties to the Limited Partnership Agreement (other than the Limited Partners affiliated with ECP) have entered into subscription agreements (the “Subscription Agreements”) pursuant to which they have agreed to make contributions to Volt Parent at the effective time (the “Effective Time”) of the Merger (as defined below) to fund the transactions contemplated by the Agreement and Plan of Merger, dated August 17, 2017, among the Issuer, Volt Parent and Volt Merger Sub, Inc. (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Issuer (the “Merger”) with the Issuer surviving as a subsidiary of Volt Parent. Pursuant to the Subscription Agreements, certain funds managed by subsidiaries of BlackRock collectively agreed to contribute approximately $61.9 million in the aggregate to Volt Parent at the Effective Time.

Pursuant to the Merger Agreement, at the Effective Time, each share of Common Stock (other than shares held directly by Volt Parent, shares held by the Issuer as treasury stock, shares that are subject to vesting or other applicable lapse restrictions, shares held by any subsidiary of either the Issuer or Volt Parent, shares held by Volt Energy Holdings, LP, an affiliate of ECP (which shall remain outstanding after the Merger and become shares of common stock in the surviving corporation of the Merger, such that Volt Energy Holdings, LP owns the same percentage of the surviving corporation immediately following the consummation of the Merger as it owned in the Issuer immediately prior to the consummation of the Merger), and shares pursuant to which dissenting rights under Delaware law have been properly exercised and not withdrawn or lost) will be converted into the right to receive $15.25 in cash, without interest. The consummation of the Merger is subject to a condition that the Merger Agreement be adopted by the affirmative vote of the holders of at least a majority of the outstanding shares of Common Stock entitled to vote in accordance with Delaware law. The consummation of the Merger is also subject to (i) expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and receipt of approval from the Federal Energy Regulatory Commission and certain other regulatory consents and approvals, (ii) the absence of any applicable law, executive order, decree, ruling or injunction making illegal, prohibiting, restraining or enjoining consummation of the Merger, and (iii) other customary closing conditions.

The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Schedule 13D, and incorporated herein by reference.

The entry into the Limited Partnership Agreement and the Subscription Agreements by certain funds managed by subsidiaries of BlackRock, none of which own shares of Common Stock, will not restrict BlackRock’s subsidiaries’ exercise of investment or voting power with respect to the shares of Common Stock to which this Schedule relates.

Except as set forth in this Schedule, BlackRock has no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D. Each of BlackRock’s advisory subsidiaries may evaluate on a continuing basis its client accounts’ investment in the Issuer and BlackRock expects that such subsidiaries may from time to time acquire or dispose of shares of Common Stock or other securities of the Issuer on behalf of such client accounts. Any acquisitions or dispositions will depend upon (i) the price and availability of the Issuer’s securities; (ii) subsequent developments concerning the Issuer’s business and prospects and the industry in which the Issuer operates; (iii) BlackRock’s advisory subsidiaries’ general investment policies with respect to the applicable accounts managed by BlackRock’s advisory subsidiaries; (iv) other investment and business opportunities available to BlackRock’s advisory subsidiaries on behalf of their clients; (v) general market and economic conditions; (vi) tax considerations; and (vii) such other factors as BlackRock’s advisory subsidiaries may consider relevant. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions or privately negotiated transactions.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The responses of BlackRock to Rows (7) through (11) of the cover page of this Schedule are incorporated herein by reference. In addition, pursuant to Section 13(d)(3) of the Exchange Act, BlackRock and ECP and/or its affiliates may on the basis of the facts described elsewhere herein be considered to be a “group.” BlackRock disclaims any membership or participation in a “group” with ECP and/or its affiliates and further disclaims beneficial ownership of any shares of Common Stock beneficially owned by ECP and/or its affiliates, including 17,500,000 shares of Common Stock believed to be beneficially owned by ECP and/or its affiliates on the date hereof.

The shares of Common Stock beneficially owned by BlackRock include shares of Common Stock beneficially owned by its subsidiaries, including BlackRock Investment Management (UK) Limited, BlackRock (Luxembourg) S.A., BlackRock Institutional Trust Company, National Association, BlackRock Advisors, LLC, BlackRock Fund Advisors, BlackRock Fund Managers Ltd, BlackRock Life Limited, BlackRock Investment Management, LLC, BlackRock Asset Management Ireland Limited, BlackRock Financial Management, Inc. and BlackRock Asset Management Schweiz AG, none of which beneficially owns in excess of 5% of the outstanding Common Stock.

Except as set forth herein, neither BlackRock nor, to the knowledge of BlackRock, the Covered Persons beneficially own any shares of Common Stock as of August 22, 2017.

(c) Annex C, attached hereto, sets forth transactions in the Common Stock that were effected during the 60-day period ended August 22, 2017. The transactions in the Common Stock described on Annex B were effected on securities exchanges unless otherwise indicated therein.

Except as set forth in this Schedule, neither BlackRock nor, to the best of its knowledge, any of the Covered Persons has engaged in any transaction in any shares of Common Stock during the 60-day period ended August 22, 2017.

(d) Except for investment advisory clients of BlackRock’s subsidiaries, who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock, no other person is known by BlackRock to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be beneficially owned by BlackRock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 is hereby incorporated herein by reference.

Except as set forth in this Schedule, there are no contracts, arrangements, understandings or relationships between BlackRock and any other person with respect to any securities of the Issuer or among the investment advisory subsidiaries of BlackRock, including but not limited to transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies (other than the transfer of voting rights with respect to shares of Common Stock that are loaned out in the ordinary course of BlackRock’s and its subsidiaries’ securities lending programs).

Item 7. Materials to Be Filed as Exhibits.

Exhibit No.	Description

1.	Form of Subscription Agreement, dated August 17, 2017.

2.	Power of Attorney, dated December 8, 2015, relating to BlackRock, Inc. (incorporated by reference to Exhibit B to Schedule 13G filed by BlackRock, Inc. on June 8, 2017 (SEC file number 005-48317)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 25, 2017

BlackRock, Inc.

By:	/s/ David Maryles
Name: David Maryles
Title: Attorney-in-Fact

Annex A

The following is a list of the executive officers and directors of BlackRock, Inc. (collectively, the “Covered Persons”), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person. Each Covered Person is a citizen of the United States, unless otherwise noted, and does not have any other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by BlackRock).

Executive Officers

Name	Position	Business Address	Citizenship

Laurence D. Fink	Chairman and Chief Executive Officer	55 East 52nd Street New York, NY 10055	U.S.

Robert S. Kapito	President	55 East 52nd Street New York, NY 10055	U.S.

Gary S. Shedlin	Senior Managing Director and Chief Financial Officer	55 East 52nd Street New York, NY 10055	U.S.

Robert L. Goldstein	Senior Managing Director and Chief Operating Officer	55 East 52nd Street New York, NY 10055	U.S.

David J. Blumer	Senior Managing Director and Head of Europe, Middle East and Africa	Drapers Gardens 12 Throgmorton Avenue London EC2N 2DL United Kingdom	Switzerland

Robert W. Fairbairn	Senior Managing Director and Head of Strategic Partner Program	55 East 52nd Street New York, NY 10055	U.S.

J. Richard Kushel	Senior Managing Director and Global Head of Multi-Asset Strategies	55 East 52nd Street New York, NY 10055	U.S.

Mark S. McCombe	Senior Managing Director and Global Head of BlackRock Alternative Investors	400 Howard Street San Francisco, CA 94105	U.K.

Christopher J. Meade	Senior Managing Director, Chief Legal Officer and General Counsel	40 East 52nd Street New York, NY 10028	U.S.

Jeffrey A. Smith	Senior Managing Director and Global Head of Human Resources	55 East 52nd Street New York, NY 10055	U.S.

Ryan D. Stork	Senior Managing Director and Chairman of BlackRock Asia Pacific	16/F Champion Tower 3 Garden Road Central, Hong Kong	U.S.

Directors

Name	Principal Occupation or Employment	Business Address	Citizenship

Laurence D. Fink	Chairman and Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Robert S. Kapito	President	BlackRock, Inc. 55 East 52nd Street	U.S.

New York, NY 10055

Abdlatif Al-Hamad	Arab Fund for Economic & Social Development - Chairman, Director General	Arab Fund for Economic & Social Development Airport Boulevard Shuwaikh, Kuwait	Kuwait

Mathis Cabiallavetta	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Switzerland

William S. Demchak	The PNC Financial Services Group, Inc. - President, Chairman and Chief Executive Officer	The PNC Financial Services Group, Inc. One PNC Plaza Avenue Pittsburgh, PA 15222	U.S.

Murry S. Gerber	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

James Grosfeld	Retired	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Sir Deryck Maughan	Retired	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.K.

Gordon M. Nixon	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Canada

Charles H. Robbins	Cisco Systems, Inc. - Chief Executive Officer and Board Member	Cisco Systems, Inc. 170 West Tasman Drive San Jose, CA 95134	U.S.

Ivan G. Seidenberg	Retired	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Pamela Daley	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Jessica Einhorn	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Fabrizio Freda	The Estée Lauder Companies Inc. - President and Chief Executive Officer	The Estée Lauder Companies Inc. 767 Fifth Avenue, 40th Floor New York, NY 10153	Italy & U.S.

Cheryl D. Mills	BlackIvy Group - Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Marco Antonio Slim Domit	Grupo Financiero Inbursa, S.A.B. de C.V. - Chairman	Grupo Financiero Inbursa Av. Paseo de las Palmas, #736 Floor 1	Mexico

Colonia Lomas de Chapultepec C.P. 11000, México D.F.

Susan L. Wagner	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Annex B

On January 17, 2017, BlackRock, Inc. (“BlackRock”) reached an agreement with the U.S. Securities and Exchange Commission (the “SEC”), resolving a matter regarding a provision in an old version of BlackRock’s form employee separation agreement that the SEC found violated the Dodd Frank Act’s whistleblower provisions. In the settlement with the SEC, BlackRock agreed to pay a $340,000 penalty and consented to the entry of an Administrative Order containing a finding that BlackRock violated Rule 21F-17 under the Securities Exchange Act of 1934 and ordering BlackRock to cease and desist from committing or causing any violations and any future violations of Rule 21F-17.

B-1

Annex C

Transactions in Common Stock

(60-day period ended on August 22, 2017)

Legal Entity	Trade Date	Amount	Trade Price	BUY/SELL	Execution Type
BlackRock Investment Management (UK) Limited	June 22, 2017	-62	13.65	SELL	SELL
BlackRock (Luxembourg) S.A.	June 22, 2017	-7,282	13.65	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 22, 2017	-969	13.65	SELL	SELL
BlackRock (Luxembourg) S.A.	June 22, 2017	-390	13.70	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 22, 2017	-654	13.65	SELL	SELL
BlackRock Advisors, LLC	June 22, 2017	-1,829	13.70	SELL	SELL
BlackRock Fund Advisors	June 22, 2017	530	13.65	BUY	ETF Create
BlackRock Fund Advisors	June 22, 2017	42,400	13.65	BUY	ETF Create
BlackRock Fund Advisors	June 22, 2017	-11,872	13.65	SELL	ETF Redeem
BlackRock Fund Advisors	June 22, 2017	41,976	13.65	BUY	ETF Create
BlackRock Fund Advisors	June 22, 2017	1,850	13.65	BUY	ETF Create
BlackRock Fund Advisors	June 22, 2017	-1,110	13.65	SELL	ETF Redeem
BlackRock Fund Advisors	June 22, 2017	-925	13.65	SELL	ETF Redeem
BlackRock Fund Advisors	June 22, 2017	83,250	13.65	BUY	ETF Create
BlackRock Fund Advisors	June 22, 2017	-1,110	13.65	SELL	ETF Redeem
BlackRock Life Limited	June 22, 2017	-13,356	13.50	SELL	ETF Redeem
BlackRock Fund Managers Ltd	June 22, 2017	13,356	13.50	BUY	ETF Create
BlackRock Life Limited	June 22, 2017	-3,518	13.50	SELL	ETF Redeem
BlackRock Fund Managers Ltd	June 22, 2017	3,518	13.50	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	June 23, 2017	-348	13.73	SELL	SELL
BlackRock Investment Management (UK) Limited	June 23, 2017	-94	13.76	SELL	SELL
BlackRock Investment Management (UK) Limited	June 23, 2017	-169	13.76	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 23, 2017	-306	13.73	SELL	SELL
BlackRock Fund Advisors	June 23, 2017	-8,638	13.73	SELL	SELL
BlackRock Investment Management, LLC	June 23, 2017	-1,135	13.73	SELL	SELL
BlackRock Fund Advisors	June 23, 2017	-16,533	13.73	SELL	SELL
BlackRock Investment Management, LLC	June 23, 2017	-65	13.73	SELL	SELL
BlackRock Asset Management Ireland Limited	June 23, 2017	-806	13.73	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 23, 2017	456	13.73	BUY	BUY
BlackRock Fund Advisors	June 23, 2017	1,179	13.73	BUY	BUY
BlackRock Investment Management, LLC	June 23, 2017	-249	13.73	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 23, 2017	-673	13.73	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 23, 2017	-207	13.73	SELL	SELL
BlackRock Fund Advisors	June 23, 2017	-21,712	13.73	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 23, 2017	-171	13.73	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 23, 2017	-1,093	13.73	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 23, 2017	-2,371	13.73	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 23, 2017	-1,235	13.73	SELL	SELL
BlackRock Financial Management, Inc.	June 23, 2017	-662	13.73	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 23, 2017	-431	13.73	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 23, 2017	-29	13.73	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 23, 2017	-147	13.73	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 23, 2017	2,584	13.73	BUY	BUY
BlackRock Fund Advisors	June 23, 2017	6,680	13.73	BUY	BUY
BlackRock Institutional Trust Company, National Association	June 23, 2017	-831	13.73	SELL	SELL

BlackRock Institutional Trust Company, National Association	June 23, 2017	-163	13.73	SELL	SELL
BlackRock Investment Management, LLC	June 23, 2017	-1,412	13.73	SELL	SELL
BlackRock Financial Management, Inc.	June 23, 2017	-3,754	13.73	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 23, 2017	-3,812	13.73	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 23, 2017	-1,170	13.73	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 23, 2017	-971	13.73	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 23, 2017	-2,445	13.73	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 23, 2017	-13,438	13.73	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 23, 2017	-6,196	13.73	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 23, 2017	-6,998	13.73	SELL	SELL
BlackRock Fund Advisors	June 23, 2017	-123,027	13.73	SELL	SELL
BlackRock Fund Advisors	June 23, 2017	-93,689	13.73	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 23, 2017	-1,736	13.73	SELL	SELL
BlackRock Investment Management, LLC	June 23, 2017	-369	13.73	SELL	SELL
BlackRock Fund Advisors	June 23, 2017	-48,946	13.73	SELL	SELL
BlackRock Investment Management, LLC	June 23, 2017	-6,429	13.73	SELL	SELL
BlackRock Investment Management, LLC	June 23, 2017	-847	13.73	SELL	SELL
BlackRock Financial Management, Inc.	June 23, 2017	-710	13.73	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 23, 2017	-5,807	13.73	SELL	SELL
BlackRock Advisors, LLC	June 23, 2017	-149	13.73	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 23, 2017	-20,482	13.73	SELL	SELL
BlackRock Financial Management, Inc.	June 23, 2017	-3,254	13.73	SELL	SELL
BlackRock Advisors, LLC	June 23, 2017	1,335	13.73	BUY	BUY
BlackRock Financial Management, Inc.	June 23, 2017	230	13.73	BUY	BUY
BlackRock Advisors, LLC	June 23, 2017	236	13.73	BUY	BUY
BlackRock Financial Management, Inc.	June 23, 2017	40	13.73	BUY	BUY
BlackRock Investment Management, LLC	June 23, 2017	-149	13.73	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 23, 2017	-1,025	13.73	SELL	SELL
BlackRock Financial Management, Inc.	June 23, 2017	-574	13.73	SELL	SELL
BlackRock Financial Management, Inc.	June 23, 2017	-125	13.73	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 23, 2017	-3,614	13.73	SELL	SELL
BlackRock Advisors, LLC	June 23, 2017	-26	13.73	SELL	SELL
BlackRock Fund Advisors	June 23, 2017	-1,042	13.73	SELL	ETF Redeem
BlackRock Fund Advisors	June 23, 2017	204	13.73	BUY	ETF Create
BlackRock Fund Advisors	June 23, 2017	-1,056	13.73	SELL	ETF Redeem
BlackRock Fund Advisors	June 23, 2017	-1,056	13.73	SELL	ETF Redeem
BlackRock Fund Advisors	June 23, 2017	38	13.73	BUY	ETF Create
BlackRock Life Limited	June 23, 2017	-1,472	13.66	SELL	ETF Redeem
BlackRock Investment Management (UK) Limited	June 23, 2017	1,472	13.66	BUY	ETF Create
BlackRock Life Limited	June 23, 2017	-1,809	13.66	SELL	ETF Redeem
BlackRock Investment Management (UK) Limited	June 23, 2017	1,809	13.66	BUY	ETF Create
BlackRock Investment Management (UK) Limited	June 23, 2017	3,115	13.66	BUY	ETF Create
BlackRock Life Limited	June 23, 2017	-3,115	13.66	SELL	ETF Redeem
BlackRock Investment Management (UK) Limited	June 23, 2017	6,629	13.66	BUY	ETF Create
BlackRock Life Limited	June 23, 2017	-6,629	13.66	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	June 26, 2017	3,563	13.92	BUY	BUY
BlackRock Investment Management (UK) Limited	June 26, 2017	-299	13.92	SELL	SELL
BlackRock Investment Management (UK) Limited	June 26, 2017	-208	13.92	SELL	SELL
BlackRock Fund Advisors	June 26, 2017	1,538	13.92	BUY	ETF Create
BlackRock Fund Advisors	June 26, 2017	1,576	13.92	BUY	ETF Create
BlackRock Fund Advisors	June 26, 2017	1,326	13.92	BUY	ETF Create

BlackRock Fund Advisors	June 26, 2017	1,042	13.92	BUY	ETF Create
BlackRock Fund Advisors	June 26, 2017	1,042	13.92	BUY	ETF Create
BlackRock Fund Advisors	June 26, 2017	-1,056	13.92	SELL	ETF Redeem
BlackRock Fund Advisors	June 26, 2017	-880	13.92	SELL	ETF Redeem
BlackRock Fund Advisors	June 26, 2017	-1,232	13.92	SELL	ETF Redeem
BlackRock Fund Advisors	June 26, 2017	-1,056	13.92	SELL	ETF Redeem
BlackRock Fund Advisors	June 26, 2017	380	13.92	BUY	ETF Create
BlackRock Fund Advisors	June 26, 2017	38	13.92	BUY	ETF Create
BlackRock Fund Advisors	June 27, 2017	225	13.88	BUY	BUY
BlackRock Fund Advisors	June 27, 2017	-501	13.76	SELL	SELL
BlackRock Fund Advisors	June 27, 2017	-2,817	13.76	SELL	SELL
BlackRock Advisors, LLC	June 27, 2017	-5,670	13.76	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 27, 2017	12,795	13.76	BUY	BUY
BlackRock Institutional Trust Company, National Association	June 27, 2017	2,858	13.76	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	June 27, 2017	6,150	13.76	BUY	ETF Create
BlackRock Fund Advisors	June 27, 2017	-2,758	13.76	SELL	ETF Redeem
BlackRock Fund Advisors	June 27, 2017	352	13.76	BUY	ETF Create
BlackRock Fund Advisors	June 27, 2017	352	13.76	BUY	ETF Create
BlackRock Fund Advisors	June 27, 2017	200	13.76	BUY	ETF Create
BlackRock Fund Advisors	June 27, 2017	-152	13.76	SELL	ETF Redeem
BlackRock Fund Advisors	June 27, 2017	-306	13.76	SELL	ETF Redeem
BlackRock Fund Advisors	June 27, 2017	408	13.76	BUY	ETF Create
BlackRock Fund Advisors	June 27, 2017	408	13.76	BUY	ETF Create
BlackRock Asset Management Ireland Limited	June 28, 2017	-806	13.81	SELL	SELL
BlackRock Fund Advisors	June 28, 2017	1,082	13.74	BUY	BUY
BlackRock Investment Management (UK) Limited	June 28, 2017	-138	13.80	SELL	SELL
BlackRock Investment Management (UK) Limited	June 28, 2017	-97	13.80	SELL	SELL
BlackRock Advisors, LLC	June 28, 2017	-12,617	13.74	SELL	SELL
BlackRock Fund Advisors	June 28, 2017	-1,042	13.74	SELL	ETF Redeem
BlackRock Fund Advisors	June 28, 2017	1,182	13.74	BUY	ETF Create
BlackRock Fund Advisors	June 28, 2017	394	13.74	BUY	ETF Create
BlackRock Fund Advisors	June 28, 2017	-204	13.74	SELL	ETF Redeem
BlackRock Fund Advisors	June 28, 2017	1,056	13.74	BUY	ETF Create
BlackRock Fund Advisors	June 28, 2017	704	13.74	BUY	ETF Create
BlackRock Fund Advisors	June 28, 2017	418	13.74	BUY	ETF Create
BlackRock Advisors, LLC	June 29, 2017	-12,600	13.55	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 29, 2017	-1,496	13.55	SELL	SELL
BlackRock Investment Management (UK) Limited	June 29, 2017	-246	13.60	SELL	SELL
BlackRock Investment Management (UK) Limited	June 29, 2017	-151	13.60	SELL	SELL
BlackRock (Luxembourg) S.A.	June 29, 2017	-331	13.58	SELL	SELL
BlackRock Fund Managers Ltd	June 29, 2017	-118	13.77	SELL	SELL
BlackRock Fund Advisors	June 29, 2017	-6,252	13.55	SELL	ETF Redeem
BlackRock Fund Advisors	June 29, 2017	-521	13.55	SELL	ETF Redeem
BlackRock Fund Advisors	June 29, 2017	-7,294	13.55	SELL	ETF Redeem
BlackRock Fund Advisors	June 29, 2017	114	13.55	BUY	ETF Create
BlackRock Fund Advisors	June 29, 2017	9,424	13.55	BUY	ETF Create
BlackRock Fund Advisors	June 29, 2017	152	13.55	BUY	ETF Create
BlackRock Advisors, LLC	June 30, 2017	-15,887	13.53	SELL	SELL
BlackRock (Luxembourg) S.A.	June 30, 2017	-852	13.55	SELL	SELL
BlackRock Advisors, LLC	June 30, 2017	-8,124	13.56	SELL	SELL
BlackRock Institutional Trust Company, National Association	June 30, 2017	-4,352	13.55	SELL	SELL

BlackRock Institutional Trust Company, National Association	June 30, 2017	-3,616	13.55	SELL	SELL
BlackRock Asset Management Schweiz AG	June 30, 2017	6,229	13.53	BUY	BUY
BlackRock Fund Advisors	June 30, 2017	-1,576	13.53	SELL	ETF Redeem
BlackRock Fund Advisors	June 30, 2017	-394	13.53	SELL	ETF Redeem
BlackRock Fund Advisors	June 30, 2017	-816	13.53	SELL	ETF Redeem
BlackRock Fund Advisors	June 30, 2017	352	13.53	BUY	ETF Create
BlackRock Fund Advisors	June 30, 2017	114	13.53	BUY	ETF Create
BlackRock Fund Advisors	July 3, 2017	-3,080	13.59	SELL	ETF Redeem
BlackRock Fund Advisors	July 3, 2017	-3,080	13.59	SELL	ETF Redeem
BlackRock Fund Advisors	July 3, 2017	-15,400	13.59	SELL	ETF Redeem
BlackRock Fund Advisors	July 3, 2017	-1,042	13.59	SELL	ETF Redeem
BlackRock Fund Advisors	July 3, 2017	-3,126	13.59	SELL	ETF Redeem
BlackRock Fund Advisors	July 3, 2017	-190	13.59	SELL	ETF Redeem
BlackRock Fund Advisors	July 3, 2017	532	13.59	BUY	ETF Create
BlackRock Asset Management Ireland Limited	July 5, 2017	-807	13.75	SELL	SELL
BlackRock Advisors, LLC	July 5, 2017	-7,981	13.75	SELL	SELL
BlackRock Fund Advisors	July 5, 2017	-3,080	13.75	SELL	ETF Redeem
BlackRock Fund Advisors	July 5, 2017	-3,080	13.75	SELL	ETF Redeem
BlackRock Fund Advisors	July 5, 2017	-3,080	13.75	SELL	ETF Redeem
BlackRock Fund Advisors	July 5, 2017	-1,042	13.75	SELL	ETF Redeem
BlackRock Fund Advisors	July 5, 2017	880	13.75	BUY	ETF Create
BlackRock Fund Advisors	July 5, 2017	-1,408	13.75	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	July 5, 2017	179,600	13.75	BUY	BUY
BlackRock Investment Management (UK) Limited	July 5, 2017	-15,593	13.75	SELL	ETF Redeem
BlackRock Advisors, LLC	July 6, 2017	-10,845	13.27	SELL	SELL
BlackRock Institutional Trust Company, National Association	July 6, 2017	6,800	13.55	BUY	BUY
BlackRock International Limited	July 6, 2017	-11,058	13.38	SELL	SELL
BlackRock Institutional Trust Company, National Association	July 6, 2017	-2,405	13.41	SELL	SELL
BlackRock Advisors, LLC	July 6, 2017	-6,060	13.40	SELL	SELL
BlackRock Fund Managers Ltd	July 6, 2017	-54	13.40	SELL	SELL
BlackRock (Luxembourg) S.A.	July 6, 2017	-1,641	13.40	SELL	SELL
BlackRock Institutional Trust Company, National Association	July 6, 2017	-1,722	13.41	SELL	SELL
BlackRock Investment Management (UK) Limited	July 6, 2017	-1,198	13.37	SELL	SELL
BlackRock Investment Management (UK) Limited	July 6, 2017	-1,620	13.37	SELL	SELL
BlackRock Fund Advisors	July 6, 2017	-3,546	13.27	SELL	ETF Redeem
BlackRock Fund Advisors	July 6, 2017	352	13.27	BUY	ETF Create
BlackRock Fund Advisors	July 6, 2017	-3,080	13.27	SELL	ETF Redeem
BlackRock Fund Advisors	July 6, 2017	-3,080	13.27	SELL	ETF Redeem
BlackRock Fund Advisors	July 6, 2017	-3,080	13.27	SELL	ETF Redeem
BlackRock Fund Advisors	July 6, 2017	162	13.27	BUY	ETF Create
BlackRock Fund Advisors	July 6, 2017	162	13.27	BUY	ETF Create
BlackRock Fund Advisors	July 6, 2017	-306	13.27	SELL	ETF Redeem
BlackRock Fund Advisors	July 6, 2017	-816	13.27	SELL	ETF Redeem
BlackRock Fund Advisors	July 6, 2017	190	13.27	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	July 7, 2017	-13,106	13.42	SELL	SELL
BlackRock Advisors, LLC	July 7, 2017	-8,681	13.42	SELL	SELL
BlackRock Institutional Trust Company, National Association	July 7, 2017	10,968	13.42	BUY	BUY
BlackRock Financial Management, Inc.	July 7, 2017	5,174	13.42	BUY	BUY
BlackRock Investment Management (UK) Limited	July 7, 2017	-752	13.30	SELL	SELL
BlackRock Institutional Trust Company, National Association	July 7, 2017	-499	13.30	SELL	SELL
BlackRock Advisors, LLC	July 7, 2017	-3,465	13.29	SELL	SELL

BlackRock Fund Managers Ltd	July 7, 2017	-45	13.30	SELL	SELL
BlackRock (Luxembourg) S.A.	July 7, 2017	-455	13.27	SELL	SELL
BlackRock Investment Management (UK) Limited	July 7, 2017	-455	13.30	SELL	SELL
BlackRock Institutional Trust Company, National Association	July 7, 2017	-826	13.30	SELL	SELL
BlackRock International Limited	July 7, 2017	-3,508	13.28	SELL	SELL
BlackRock Institutional Trust Company, National Association	July 7, 2017	41,812	13.42	BUY	BUY
BlackRock Fund Advisors	July 7, 2017	-3,080	13.42	SELL	ETF Redeem
BlackRock Fund Advisors	July 7, 2017	-5,210	13.42	SELL	ETF Redeem
BlackRock Fund Advisors	July 7, 2017	5,910	13.42	BUY	ETF Create
BlackRock Fund Advisors	July 7, 2017	714	13.42	BUY	ETF Create
BlackRock Fund Advisors	July 7, 2017	-1,584	13.42	SELL	ETF Redeem
BlackRock Fund Advisors	July 7, 2017	-6,336	13.42	SELL	ETF Redeem
BlackRock Fund Advisors	July 7, 2017	190	13.42	BUY	ETF Create
BlackRock Fund Advisors	July 7, 2017	304	13.42	BUY	ETF Create
BlackRock Advisors, LLC	July 10, 2017	38	13.14	BUY	BUY
BlackRock Asset Management Ireland Limited	July 10, 2017	200	13.15	BUY	BUY
BlackRock Institutional Trust Company, National Association	July 10, 2017	394	13.14	BUY	BUY
BlackRock (Luxembourg) S.A.	July 10, 2017	168	13.14	BUY	BUY
BlackRock Advisors, LLC	July 10, 2017	-14,453	13.11	SELL	SELL
BlackRock Institutional Trust Company, National Association	July 10, 2017	-2,583	13.11	SELL	SELL
BlackRock (Luxembourg) S.A.	July 10, 2017	1,098	13.12	BUY	BUY
BlackRock Asset Management Ireland Limited	July 10, 2017	1,345	13.12	BUY	BUY
BlackRock Institutional Trust Company, National Association	July 10, 2017	2,569	13.12	BUY	BUY
BlackRock Advisors, LLC	July 10, 2017	250	13.12	BUY	BUY
BlackRock (Luxembourg) S.A.	July 10, 2017	-288	13.09	SELL	SELL
BlackRock Institutional Trust Company, National Association	July 10, 2017	-166,494	13.11	SELL	SELL
BlackRock Fund Advisors	July 10, 2017	-3,080	13.11	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	July 11, 2017	-882	13.27	SELL	SELL
BlackRock Investment Management, LLC	July 11, 2017	232	13.33	BUY	BUY
BlackRock Advisors, LLC	July 11, 2017	-10,116	13.33	SELL	SELL
BlackRock Institutional Trust Company, National Association	July 11, 2017	-4,183	13.33	SELL	SELL
BlackRock Fund Advisors	July 11, 2017	-11,550	13.33	SELL	ETF Redeem
BlackRock Fund Advisors	July 11, 2017	176	13.33	BUY	ETF Create
BlackRock Fund Advisors	July 11, 2017	704	13.33	BUY	ETF Create
BlackRock Fund Advisors	July 11, 2017	880	13.33	BUY	ETF Create
BlackRock Fund Advisors	July 11, 2017	76	13.33	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	July 12, 2017	-34,042	13.47	SELL	SELL
BlackRock Institutional Trust Company, National Association	July 12, 2017	26,867	13.48	BUY	BUY
BlackRock Institutional Trust Company, National Association	July 12, 2017	-5,727	13.47	SELL	SELL
BlackRock Fund Advisors	July 12, 2017	-3,080	13.47	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	July 13, 2017	-520	13.63	SELL	SELL
BlackRock Institutional Trust Company, National Association	July 13, 2017	-68,679	13.75	SELL	SELL
BlackRock Fund Advisors	July 13, 2017	714	13.75	BUY	ETF Create
BlackRock Fund Advisors	July 13, 2017	352	13.75	BUY	ETF Create
BlackRock Fund Advisors	July 13, 2017	114	13.75	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	July 13, 2017	68,679	13.75	BUY	ETF Create
BlackRock Fund Advisors	July 14, 2017	-770	13.87	SELL	ETF Redeem
BlackRock Fund Advisors	July 14, 2017	204	13.87	BUY	ETF Create
BlackRock Fund Advisors	July 14, 2017	1,760	13.87	BUY	ETF Create
BlackRock Fund Advisors	July 14, 2017	-521	13.87	SELL	ETF Redeem
BlackRock Fund Advisors	July 14, 2017	-400	13.87	SELL	ETF Redeem

BlackRock Fund Advisors	July 17, 2017	-102	14.12	SELL	ETF Redeem
BlackRock Fund Advisors	July 17, 2017	-521	14.12	SELL	ETF Redeem
BlackRock Fund Advisors	July 17, 2017	342	14.12	BUY	ETF Create
BlackRock Fund Advisors	July 17, 2017	-2,112	14.12	SELL	ETF Redeem
BlackRock Fund Advisors	July 17, 2017	176	14.12	BUY	ETF Create
BlackRock Fund Advisors	July 17, 2017	-1,182	14.12	SELL	ETF Redeem
BlackRock Fund Advisors	July 17, 2017	-394	14.12	SELL	ETF Redeem
BlackRock Fund Advisors	July 17, 2017	-788	14.12	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	July 18, 2017	-4,341	14.16	SELL	SELL
BlackRock Institutional Trust Company, National Association	July 18, 2017	-930	14.16	SELL	SELL
BlackRock Advisors, LLC	July 18, 2017	-1,638	14.10	SELL	SELL
BlackRock Investment Management (UK) Limited	July 18, 2017	-76	14.10	SELL	SELL
BlackRock Investment Management (UK) Limited	July 18, 2017	-74	14.10	SELL	SELL
BlackRock Institutional Trust Company, National Association	July 18, 2017	-1,052	14.09	SELL	SELL
BlackRock Institutional Trust Company, National Association	July 18, 2017	-1,395	14.09	SELL	SELL
BlackRock (Luxembourg) S.A.	July 18, 2017	-362	14.10	SELL	SELL
BlackRock Fund Advisors	July 18, 2017	1,540	14.16	BUY	ETF Create
BlackRock Fund Advisors	July 18, 2017	-1,540	14.16	SELL	ETF Redeem
BlackRock Fund Advisors	July 18, 2017	-3,080	14.16	SELL	ETF Redeem
BlackRock Fund Advisors	July 18, 2017	76	14.16	BUY	ETF Create
BlackRock Life Limited	July 18, 2017	12,162	14.16	BUY	ETF Create
BlackRock Life Limited	July 18, 2017	-12,162	14.16	SELL	ETF Redeem
BlackRock Fund Advisors	July 19, 2017	304	14.16	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	July 19, 2017	196,200	14.16	BUY	BUY
BlackRock Institutional Trust Company, National Association	July 19, 2017	9,305	14.16	BUY	BUY
BlackRock Institutional Trust Company, National Association	July 19, 2017	-6,800	14.16	SELL	SELL
BlackRock Institutional Trust Company, National Association	July 20, 2017	-196,200	13.93	SELL	SELL
BlackRock Institutional Trust Company, National Association	July 20, 2017	-9,305	13.91	SELL	SELL
BlackRock Fund Advisors	July 20, 2017	-3,080	13.91	SELL	ETF Redeem
BlackRock Fund Advisors	July 20, 2017	-1,576	13.91	SELL	ETF Redeem
BlackRock Fund Advisors	July 20, 2017	-176	13.91	SELL	ETF Redeem
BlackRock Fund Advisors	July 20, 2017	2,040	13.91	BUY	ETF Create
BlackRock Fund Advisors	July 21, 2017	204	13.72	BUY	ETF Create
BlackRock Fund Advisors	July 21, 2017	-1,042	13.72	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	July 24, 2017	244	13.75	BUY	BUY
BlackRock Institutional Trust Company, National Association	July 24, 2017	4,692	13.75	BUY	BUY
BlackRock Institutional Trust Company, National Association	July 24, 2017	1,941	13.75	BUY	BUY
BlackRock Institutional Trust Company, National Association	July 24, 2017	284	13.74	BUY	BUY
BlackRock (Netherlands) B.V.	July 24, 2017	8,181	13.72	BUY	BUY
BlackRock Fund Advisors	July 24, 2017	521	13.72	BUY	ETF Create
BlackRock Fund Advisors	July 24, 2017	102	13.72	BUY	ETF Create
BlackRock Fund Advisors	July 24, 2017	176	13.72	BUY	ETF Create
BlackRock Fund Advisors	July 24, 2017	-176	13.72	SELL	ETF Redeem
BlackRock Fund Advisors	July 24, 2017	-2,464	13.72	SELL	ETF Redeem
BlackRock Fund Managers Ltd	July 24, 2017	12,162	13.71	BUY	ETF Create
BlackRock Life Limited	July 24, 2017	-12,162	13.71	SELL	ETF Redeem
BlackRock Investment Management, LLC	July 25, 2017	-469	14.00	SELL	SELL
BlackRock Fund Advisors	July 25, 2017	114	14.00	BUY	ETF Create
BlackRock Fund Advisors	July 25, 2017	714	14.00	BUY	ETF Create
BlackRock Fund Advisors	July 25, 2017	204	14.00	BUY	ETF Create
BlackRock Fund Advisors	July 25, 2017	1,020	14.00	BUY	ETF Create

BlackRock Life Limited	July 25, 2017	4,911	14.00	BUY	ETF Create
BlackRock Life Limited	July 25, 2017	-4,911	14.00	SELL	ETF Redeem
BlackRock Fund Advisors	July 26, 2017	196	13.96	BUY	BUY
BlackRock Fund Advisors	July 26, 2017	528	13.85	BUY	ETF Create
BlackRock Advisors, LLC	July 27, 2017	1,521	14.23	BUY	BUY
BlackRock Fund Advisors	July 27, 2017	200	14.23	BUY	ETF Create
BlackRock Fund Advisors	July 27, 2017	114	14.23	BUY	ETF Create
BlackRock Advisors, LLC	July 28, 2017	5,064	14.54	BUY	BUY
BlackRock Institutional Trust Company, National Association	July 28, 2017	776	14.57	BUY	BUY
BlackRock (Luxembourg) S.A.	July 28, 2017	8,305	14.57	BUY	BUY
BlackRock (Luxembourg) S.A.	July 28, 2017	782	14.54	BUY	BUY
BlackRock Fund Advisors	July 28, 2017	-3,080	14.57	SELL	ETF Redeem
BlackRock Fund Advisors	July 28, 2017	1,122	14.57	BUY	ETF Create
BlackRock Fund Advisors	July 28, 2017	1,584	14.57	BUY	ETF Create
BlackRock Fund Advisors	July 28, 2017	1,408	14.57	BUY	ETF Create
BlackRock Fund Advisors	July 28, 2017	1,584	14.57	BUY	ETF Create
BlackRock Life Limited	July 28, 2017	-4,911	14.23	SELL	ETF Redeem
BlackRock Investment Management (UK) Limited	July 28, 2017	4,911	14.23	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	July 31, 2017	990	14.35	BUY	BUY
BlackRock Advisors, LLC	July 31, 2017	10,861	14.37	BUY	BUY
BlackRock (Luxembourg) S.A.	July 31, 2017	2,814	14.37	BUY	BUY
BlackRock (Luxembourg) S.A.	July 31, 2017	10,305	14.38	BUY	BUY
BlackRock (Luxembourg) S.A.	July 31, 2017	22,447	14.37	BUY	BUY
BlackRock Institutional Trust Company, National Association	July 31, 2017	157	14.38	BUY	BUY
BlackRock Institutional Trust Company, National Association	July 31, 2017	-182	14.38	SELL	SELL
BlackRock Institutional Trust Company, National Association	July 31, 2017	-604	14.38	SELL	SELL
BlackRock Institutional Trust Company, National Association	July 31, 2017	1,396	14.37	BUY	BUY
BlackRock Institutional Trust Company, National Association	July 31, 2017	4,987	14.38	BUY	BUY
BlackRock Institutional Trust Company, National Association	July 31, 2017	1,740	14.38	BUY	BUY
BlackRock Institutional Trust Company, National Association	July 31, 2017	4,001	14.37	BUY	BUY
BlackRock Institutional Trust Company, National Association	July 31, 2017	3,578	14.38	BUY	BUY
BlackRock Institutional Trust Company, National Association	July 31, 2017	2,869	14.37	BUY	BUY
BlackRock Fund Advisors	July 31, 2017	176	14.38	BUY	ETF Create
BlackRock Fund Advisors	July 31, 2017	352	14.38	BUY	ETF Create
BlackRock Fund Advisors	July 31, 2017	528	14.38	BUY	ETF Create
BlackRock Life Limited	July 31, 2017	-12,160	14.38	SELL	ETF Redeem
BlackRock Life Limited	July 31, 2017	12,160	14.38	BUY	ETF Create
BlackRock Investment Management, LLC	August 1, 2017	-2,548	14.42	SELL	SELL
BlackRock (Luxembourg) S.A.	August 1, 2017	785	14.36	BUY	BUY
BlackRock (Luxembourg) S.A.	August 1, 2017	7,534	14.35	BUY	BUY
BlackRock (Luxembourg) S.A.	August 1, 2017	10,577	14.42	BUY	BUY
BlackRock Advisors, LLC	August 1, 2017	3,021	14.36	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 1, 2017	2,984	14.42	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 1, 2017	567	14.35	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 1, 2017	1,720	14.42	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 1, 2017	7,593	14.42	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 1, 2017	1,446	14.35	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 1, 2017	-23,274	14.42	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	August 1, 2017	23,274	14.42	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 1, 2017	-990	14.42	SELL	SELL
BlackRock Institutional Trust Company, National Association	August 1, 2017	990	14.42	BUY	ETF Create

BlackRock Fund Advisors	August 1, 2017	304	14.42	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	August 2, 2017	1,689	14.31	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 2, 2017	3,854	14.31	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 2, 2017	554	14.31	BUY	BUY
BlackRock Fund Advisors	August 2, 2017	771	14.31	BUY	ETF Create
BlackRock Fund Advisors	August 2, 2017	-2,084	14.31	SELL	ETF Redeem
BlackRock Fund Advisors	August 2, 2017	380	14.31	BUY	ETF Create
BlackRock Life Limited	August 3, 2017	-12,160	14.32	SELL	ETF Redeem
BlackRock Fund Managers Ltd	August 3, 2017	12,160	14.32	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	August 3, 2017	669	14.21	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 3, 2017	112	14.20	BUY	BUY
BlackRock Fund Advisors	August 3, 2017	-521	14.20	SELL	ETF Redeem
BlackRock Fund Advisors	August 3, 2017	-816	14.20	SELL	ETF Redeem
BlackRock Fund Advisors	August 3, 2017	76	14.20	BUY	ETF Create
BlackRock Fund Advisors	August 3, 2017	798	14.20	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	August 4, 2017	3,853	14.29	BUY	BUY
BlackRock Fund Advisors	August 4, 2017	347	14.29	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 4, 2017	6,353	14.29	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 4, 2017	254	14.29	BUY	BUY
BlackRock Fund Advisors	August 4, 2017	1,576	14.29	BUY	ETF Create
BlackRock Fund Advisors	August 4, 2017	788	14.29	BUY	ETF Create
BlackRock Fund Advisors	August 4, 2017	-600	14.29	SELL	ETF Redeem
BlackRock Fund Advisors	August 4, 2017	38	14.29	BUY	ETF Create
BlackRock (Luxembourg) S.A.	August 7, 2017	242	14.20	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 7, 2017	472	14.18	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 7, 2017	100	14.18	BUY	BUY
BlackRock (Luxembourg) S.A.	August 7, 2017	2,837	14.18	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 7, 2017	1,490	14.18	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 7, 2017	321	14.18	BUY	BUY
BlackRock Advisors, LLC	August 7, 2017	1,005	14.20	BUY	BUY
BlackRock Fund Advisors	August 7, 2017	-2,464	14.18	SELL	ETF Redeem
BlackRock Fund Advisors	August 7, 2017	-200	14.18	SELL	ETF Redeem
BlackRock Fund Advisors	August 7, 2017	38	14.18	BUY	ETF Create
BlackRock Advisors, LLC	August 8, 2017	1,159	14.09	BUY	BUY
BlackRock (Luxembourg) S.A.	August 8, 2017	3,157	14.00	BUY	BUY
BlackRock (Luxembourg) S.A.	August 8, 2017	304	14.09	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 8, 2017	1,066	14.00	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 8, 2017	382	14.00	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 8, 2017	343	14.00	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 8, 2017	121	14.00	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 8, 2017	-23,274	14.33	SELL	SELL
BlackRock (Luxembourg) S.A.	August 8, 2017	-2,755	14.21	SELL	SELL
BlackRock Institutional Trust Company, National Association	August 8, 2017	704	14.19	BUY	BUY
BlackRock Advisors, LLC	August 8, 2017	120	14.19	BUY	BUY
BlackRock Fund Advisors	August 8, 2017	394	14.00	BUY	ETF Create
BlackRock Fund Advisors	August 8, 2017	-1,760	14.00	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	August 8, 2017	69	14.00	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	August 8, 2017	69	14.00	BUY	ETF Create
BlackRock Fund Advisors	August 8, 2017	204	14.00	BUY	ETF Create
BlackRock Fund Advisors	August 8, 2017	-2,754	14.00	SELL	ETF Redeem
BlackRock Life Limited	August 8, 2017	-2,178	14.00	SELL	ETF Redeem

BlackRock Advisors (UK) Limited	August 8, 2017	2,178	14.00	BUY	ETF Create
BlackRock Institutional Trust Company, National Association	August 9, 2017	733	13.69	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 9, 2017	563	13.68	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 9, 2017	300	13.69	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 9, 2017	1,369	13.68	BUY	BUY
BlackRock Advisors, LLC	August 9, 2017	3,650	13.70	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 9, 2017	3,275	13.69	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 9, 2017	6,124	13.68	BUY	BUY
BlackRock (Luxembourg) S.A.	August 9, 2017	6,582	13.68	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 9, 2017	152	13.72	BUY	BUY
BlackRock (Luxembourg) S.A.	August 9, 2017	1,025	13.70	BUY	BUY
BlackRock Fund Advisors	August 9, 2017	-300	13.68	SELL	ETF Redeem
BlackRock Fund Advisors	August 9, 2017	-176	13.68	SELL	ETF Redeem
BlackRock Fund Advisors	August 9, 2017	-4,224	13.68	SELL	ETF Redeem
BlackRock Fund Advisors	August 9, 2017	114	13.68	BUY	ETF Create
BlackRock Advisors, LLC	August 10, 2017	1,587	13.59	BUY	BUY
BlackRock Advisors, LLC	August 10, 2017	1,068	13.64	BUY	BUY
BlackRock (Luxembourg) S.A.	August 10, 2017	7,457	13.66	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 10, 2017	404	13.64	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 10, 2017	685	13.64	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 10, 2017	67	13.66	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 10, 2017	115	13.66	BUY	BUY
BlackRock Fund Advisors	August 10, 2017	-176	13.66	SELL	ETF Redeem
BlackRock Fund Advisors	August 10, 2017	-2,992	13.66	SELL	ETF Redeem
BlackRock Fund Managers Ltd	August 11, 2017	33,775	13.62	BUY	BUY
BlackRock Advisors, LLC	August 11, 2017	1,630	13.73	BUY	BUY
BlackRock (Luxembourg) S.A.	August 11, 2017	755	13.78	BUY	BUY
BlackRock Advisors, LLC	August 11, 2017	1,864	13.78	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 11, 2017	386	13.78	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 11, 2017	8,583	13.78	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 11, 2017	64	13.81	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 11, 2017	1,430	13.81	BUY	BUY
BlackRock Fund Advisors	August 11, 2017	1,542	13.81	BUY	ETF Create
BlackRock Fund Advisors	August 11, 2017	1,970	13.81	BUY	ETF Create
BlackRock Fund Advisors	August 11, 2017	-1,232	13.81	SELL	ETF Redeem
BlackRock Fund Advisors	August 11, 2017	-2,605	13.81	SELL	ETF Redeem
BlackRock Fund Advisors	August 11, 2017	-612	13.81	SELL	ETF Redeem
BlackRock Fund Advisors	August 11, 2017	-100	13.81	SELL	ETF Redeem
BlackRock Investment Management (UK) Limited	August 11, 2017	2,178	13.66	BUY	ETF Create
BlackRock Advisors (UK) Limited	August 11, 2017	-2,178	13.66	SELL	ETF Redeem
BlackRock Advisors, LLC	August 14, 2017	-330	13.77	SELL	SELL
BlackRock Institutional Trust Company, National Association	August 14, 2017	-3,683	13.84	SELL	SELL
BlackRock Institutional Trust Company, National Association	August 14, 2017	5,080	13.80	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 14, 2017	847	13.84	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 14, 2017	128	13.84	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 14, 2017	40	13.84	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 14, 2017	767	13.80	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 14, 2017	242	13.80	BUY	BUY
BlackRock Fund Advisors	August 14, 2017	-352	13.84	SELL	ETF Redeem
BlackRock Fund Advisors	August 14, 2017	-176	13.84	SELL	ETF Redeem
BlackRock Fund Advisors	August 14, 2017	-38	13.84	SELL	ETF Redeem

BlackRock Fund Advisors	August 14, 2017	7,980	13.84	BUY	ETF Create
BlackRock Advisors, LLC	August 15, 2017	1,547	13.81	BUY	BUY
BlackRock Fund Advisors	August 15, 2017	771	13.91	BUY	ETF Create
BlackRock Fund Advisors	August 15, 2017	1,576	13.91	BUY	ETF Create
BlackRock Fund Advisors	August 15, 2017	342	13.91	BUY	ETF Create
BlackRock Fund Advisors	August 15, 2017	-1,056	13.91	SELL	ETF Redeem
BlackRock Fund Advisors	August 15, 2017	-704	13.91	SELL	ETF Redeem
BlackRock Fund Advisors	August 16, 2017	-569	13.92	SELL	SELL
BlackRock Advisors, LLC	August 16, 2017	1,055	13.92	BUY	BUY
BlackRock Fund Advisors	August 16, 2017	788	13.92	BUY	ETF Create
BlackRock Fund Advisors	August 16, 2017	-521	13.92	SELL	ETF Redeem
BlackRock Fund Advisors	August 16, 2017	-1,584	13.92	SELL	ETF Redeem
BlackRock Fund Advisors	August 16, 2017	380	13.92	BUY	ETF Create
BlackRock Advisors, LLC	August 17, 2017	-180	13.80	SELL	SELL
BlackRock Asset Management Ireland Limited	August 17, 2017	-806	13.50	SELL	SELL
BlackRock Fund Advisors	August 17, 2017	-102	13.50	SELL	ETF Redeem
BlackRock Fund Advisors	August 17, 2017	38	13.50	BUY	ETF Create
BlackRock Advisors, LLC	August 18, 2017	1,132	14.92	BUY	BUY
BlackRock Advisors, LLC	August 18, 2017	6,446	14.88	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 18, 2017	9,556	14.88	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 18, 2017	33,338	14.88	BUY	BUY
BlackRock (Luxembourg) S.A.	August 18, 2017	5,156	14.92	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 18, 2017	48,894	14.88	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 18, 2017	207	14.92	BUY	BUY
BlackRock (Luxembourg) S.A.	August 18, 2017	1,597	14.88	BUY	BUY
BlackRock (Luxembourg) S.A.	August 18, 2017	33,845	14.88	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 18, 2017	2,051	14.92	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 18, 2017	588	14.92	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 18, 2017	3,008	14.92	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 18, 2017	3,380	14.88	BUY	BUY
BlackRock Advisors, LLC	August 21, 2017	3,372	14.88	BUY	BUY
BlackRock (Luxembourg) S.A.	August 21, 2017	1,256	14.88	BUY	BUY
BlackRock (Luxembourg) S.A.	August 21, 2017	837	14.88	BUY	BUY
BlackRock (Luxembourg) S.A.	August 21, 2017	11,303	14.88	BUY	BUY
BlackRock (Luxembourg) S.A.	August 21, 2017	1,929	14.89	BUY	BUY
BlackRock (Luxembourg) S.A.	August 21, 2017	1,214	14.89	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 21, 2017	8,978	14.89	BUY	BUY
BlackRock Investment Management (UK) Limited	August 21, 2017	6,924	14.89	BUY	BUY
BlackRock Investment Management (UK) Limited	August 21, 2017	5,237	14.89	BUY	BUY
BlackRock Advisors, LLC	August 21, 2017	17,649	14.89	BUY	BUY
BlackRock Fund Managers Ltd	August 21, 2017	45	14.88	BUY	BUY
BlackRock Advisors, LLC	August 21, 2017	1,638	14.89	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 21, 2017	6,889	14.89	BUY	BUY
BlackRock Fund Managers Ltd	August 21, 2017	172	14.89	BUY	BUY
BlackRock (Luxembourg) S.A.	August 21, 2017	786	14.89	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 21, 2017	156	14.88	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 21, 2017	2,649	14.89	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 21, 2017	2,259	14.88	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 21, 2017	936	14.89	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 21, 2017	441	14.88	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 21, 2017	13,549	14.89	BUY	BUY

BlackRock Institutional Trust Company, National Association	August 21, 2017	1,540	14.88	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 21, 2017	9,239	14.89	BUY	BUY
BlackRock Fund Advisors	August 21, 2017	-528	14.88	SELL	ETF Redeem
BlackRock Fund Advisors	August 21, 2017	-114	14.88	SELL	ETF Redeem
BlackRock Institutional Trust Company, National Association	August 22, 2017	4,065	14.81	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 22, 2017	678	14.78	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 22, 2017	282	14.81	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 22, 2017	132	14.78	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 22, 2017	47	14.78	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 22, 2017	794	14.81	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 22, 2017	462	14.78	BUY	BUY
BlackRock Institutional Trust Company, National Association	August 22, 2017	2,772	14.81	BUY	BUY
BlackRock Asset Management Ireland Limited	August 22, 2017	-806	14.78	SELL	SELL
BlackRock Fund Advisors	August 22, 2017	-4,996	14.78	SELL	ETF Redeem
BlackRock Fund Advisors	August 22, 2017	-4,576	14.78	SELL	ETF Redeem
BlackRock Fund Advisors	August 22, 2017	-1,760	14.78	SELL	ETF Redeem
BlackRock Fund Advisors	August 22, 2017	-176	14.78	SELL	ETF Redeem
BlackRock Life Limited	August 22, 2017	3,132	14.78	BUY	ETF Create
BlackRock Life Limited	August 22, 2017	-3,132	14.78	SELL	ETF Redeem
BlackRock Life Limited	August 22, 2017	-571	14.78	SELL	ETF Redeem
BlackRock Life Limited	August 22, 2017	571	14.78	BUY	ETF Create